SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM 10-Q

                      Quarterly Report Under Section 13 or 15(d)
                        of the Securities Exchange Act of 1934

                           For quarter Ended June 30, 1994

                            Commission File Number 0-13788

                                   RHNB CORPORATION
                (Exact name of registrant as specified in its charter)



                      South Carolina                      57-0740434
               (State or other jurisdiction            (I.R.S. Employer
                      of incorporation)               Identification No.)


                     222 East Main Street, Rock Hill, South Carolina 29730
                                (Address of principal executive
                                  offices, including zip code)


                                         (803) 324-4444
                      (Registrant's telephone number, including area code)




          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
          (2) has been subject to such filing requirements for the past ninety (90) days.

                            YES   X     NO

          The    number  of  shares  outstanding  of  each  of
          registrant's  classes  of  common  stock as of June 30,
          1994:      2,500,517  shares of common stock, $2.50 par
          value

                                   PART I

                       ITEM 1 - FINANCIAL STATEMENTS

                             RHNB CORPORATION AND SUBSIDIARY
                               CONSOLIDATED BALANCE SHEETS
                         AT JUNE 30, 1994 AND DECEMBER 31, 1993

                                                               June 30,        December 31,
                                                                 1994             1993
ASSETS:
Cash and due from banks                                      $ 12,248,034     $ 13,322,114
Federal funds sold                                                  4,233                -
     Total cash and cash equivalents                           12,252,267       13,322,114
Interest-bearing accounts with banks                              658,000        1,314,479
Securities available for sale                                  22,102,894       41,173,100
Investment securities
    (APPROXIMATE MARKET VALUE: 1994, $33,960,000;
      1993, $16,756,000)                                       35,313,217       16,716,032
Federal Reserve Bank stock                                        389,450          389,450
Loans                                                         185,418,328      179,616,695
  Less unearned income                                           (389,979)        (549,182)
  Less allowance for loan losses                               (4,951,046)      (4,912,447)
     Net loans                                                180,077,303      174,155,066
Bank premises, furniture and equipment, net                     3,064,470        2,692,823
Accrued interest receivable                                     1,319,950        1,305,886
Other real estate owned and repossessed personal property         644,430          738,706
Due from broker                                                         -          6290036
Other assets                                                    2,468,490        1,778,943
     Total assets                                            $258,290,471     $259,876,635

LIABILITIES AND SHAREHOLDERS' EQUITY:
LIABILITIES:
Demand deposits                                              $ 37,336,196     $ 34,462,786
Savings and NOW deposits                                       97,543,041       93,914,406
Time deposits of $100,000 or more                              14,786,660       19,925,493
Other time deposits                                            66,570,617       58,963,464
     Total deposits                                           216,236,514      207,266,149
Securities sold under agreements
  to repurchase and Federal funds purchased                    16,161,286       27,206,625
U.S. Treasury demand notes                                      1,200,000        1,200,000
Convertible subordinated debentures                             4,500,000        6,000,000
Note payable                                                      350,000          500,000
Obligation under capital leases                                   733,745          751,386
Accrued interest on savings and time deposits                     551,934          577,671
Other accrued liabilities                                       1,626,988        1,615,934
     Total liabilities                                        241,360,467      245,117,765
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock ($2.50 PAR VALUE; SHARES AUTHORIZED,
  5,000,000; OUTSTANDING 1994, 2,500,517; 1993,
    2,365,981)                                                  6,251,292        5,914,952
Surplus                                                         8,958,362        7,687,129
Retained earnings                                               2,514,337        1,204,886
Unrealized (loss) on available for sale securities               (793,987)         (48,097)
     Total shareholders' equity                                16,930,004       14,758,870
     Total liabilities and shareholders' equity              $258,290,471     $259,876,635

                              RHNB CORPORATION AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 1994 AND 1993

                                                              Quarter Ended               Six Months Ended
                                                            1994          1993          1994          1993
INTEREST INCOME:
  Loans, including fees                                  $3,929,589    $3,655,384    $7,674,461    $7,248,736
  Taxable securities                                        759,517       755,165     1,464,834     1,508,716
  Federal funds sold and other short term investments        16,185        89,203        16,932       147,358
  Interest-bearing accounts with banks                       21,085        43,152        45,743        85,839
       Total interest income                              4,726,376     4,542,904     9,201,970     8,990,649
INTEREST EXPENSE:
  Time deposits of $100,000 or more                         146,761       149,177       298,640       304,852
  Other time and savings deposits                         1,282,809     1,294,689     2,468,323     2,586,886
  Federal funds purchased and securities
    sold under repurchase agreements                        145,415       139,982       290,603       299,063
  U.S. Treasury demand notes                                  8,008         6,746        14,964        14,290
  Convertible subordinated debentures                       107,497       123,750       214,529       247,500
  Other                                                      34,318        35,231        62,719        77,856
      Total interest expense                              1,724,808     1,749,575     3,349,778     3,530,447
  Net interest income                                     3,001,568     2,793,329     5,852,192     5,460,202
  Provision for loan losses                                       -       248,000        20,000       473,000
  Net interest income after provision
    for loan losses                                       3,001,568     2,545,329     5,832,192     4,987,202
OTHER INCOME:
  Service charges on deposit accounts                       549,073       495,041     1,062,702       960,650
  Other service and exchange charges                         18,487        21,561        34,238        60,118
  Gain on the sale of investment securities                       -             -             -        43,935
  Gain on the sale of securities available for sale          16,048         1,360        15,542             -
  Other operating income                                    200,190       144,893       446,465       328,855
      Total other income                                    783,798       662,855     1,558,947     1,393,558
OTHER EXPENSES:
  Salaries, wages and employee benefits                   1,395,346     1,319,196     2,758,901     2,662,846
  Occupancy expense                                         265,699       251,435       488,225       527,036
  Furniture and equipment expense                           197,369       218,911       416,040       424,114
  Other operating expense                                 1,141,462       857,842     1,902,320     1,748,129
       Total other expense                                2,999,876     2,647,384     5,565,486     5,362,125
  Income before income taxes, cumulative effect
    of accounting change                                    785,490       560,800     1,825,653     1,018,635
  Provision for income taxes                                170,000         5,000       370,000        77,000
  Income before cumulative effect of change
     in accounting principle                                615,490       555,800     1,455,653       941,635
  Cumulative effect of change in accounting principle             -             -             -       160,000
  Net income                                             $  615,490    $  555,800    $1,455,653    $1,101,635
PER SHARE AMOUNTS:
  Primary:
     Income before cumulative effect of change in
        accounting principle and extraordinary
          item                                           $     0.26    $     0.24    $     0.61    $     0.40
     Cumulative effect of change in accounting
       principle                                                  -             -             -          0.07
     Net income                                          $     0.26    $     0.24    $     0.61    $     0.47
  Fully Diluted:
     Net income                                          $     0.26    $     0.24    $     0.60    $     0.47


                                  RHNB CORPORATION AND SUBSIDIARY
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  FOR THE QUARTER ENDED JUNE 30, 1994 AND 1993

                                                                  1994              1993

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES:
Net income (loss)                                            $  1,455,653     $  1,101,635
Adjustment to reconcile net income to net
   cash provided by (used in) operating activities:
    Provision for loan losses                                      20,000          473,000
    Depreciation and amortization                                 268,907          265,097
    Write-down of goodwill                                              -                -
Net premium amortization on investment securities                 120,326           53,960
(Gain) loss on sale of securities                                 (15,397)         (43,935)
(Increase) decrease in accrued interest receivable                (14,064)          63,002
(Increase) decrease in other assets                              (689,547)        (129,184)
Decrease in due from broker                                     6,290,036                -
Decrease in accrued interest payable                              (25,737)          (3,595)
Increase in other accrued liabilities                              11,054          420,007
Net cash provided by (used in) operating activities             7,421,231        2,199,987

INVESTING ACTIVITIES:
Proceeds from sales of securities, net                          6,606,445        1,002,389
Proceeds from maturities of securities                          8,104,033       13,899,120
Purchase of securities                                        (16,373,394)     (23,615,597)
Net decrease in interest-bearing accounts with banks              656,479          377,000
Net decrease in Federal Reserve Bank stock                              -                -
Net (increase) decrease in loans                               (5,963,937)       3,690,676
Proceeds from sale of premises and equipment                        2,000          136,057
Purchase of premises and equipment                                642,564         (210,531)
Decrease in other real estate owned                               115,976          635,533
Net cash provided by (used in) investing activities            (6,209,834)      (4,085,353)

FINANCING ACTIVITIES:
Net increase in demand, NOW, and savings accounts               6,502,045        2,747,537
Net increase (decrease) in time deposits                        2,468,320         (122,511)
Net decrease in short-term borrowings                         (11,045,339)      (2,881,462)
Decrease in convertible subordinated debentures                (1,500,000)               -
Decrease in note payable                                         (150,000)        (125,000)
Decrease in obligation under capital leases                       (17,641)         (23,072)
Cash dividends paid                                              (146,202)         (47,088)
Sale of stock via employee stock purchase plan and stock
  option plan                                                      67,294           31,401
Issuances of common stock via dividend reinvestment                40,279           21,430
Issuances of common stock via conversion of debentures          1,500,000                -
Net cash provided by (used in) financing activities            (2,281,244)        (398,765)


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (1,069,847)      (2,284,131)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD               13,322,114       25,592,959
CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $ 12,252,267     $ 23,308,828

                         RHNB CORPORATION AND SUBSIDIARY
                           CONSOLIDATED STATEMENTS OF
                         CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE SIX MONTHS ENDED JUNE 30, 1994 AND 1993

                                                                                 RETAINED     UNREALIZED LOSS       TOTAL
                                                     COMMON                      EARNINGS     ON AVAILABLE FOR   SHAREHOLDERS'
                                        SHARES        STOCK        SURPLUS      (DEFICIT)     SALE SECURITIES      EQUITY
BALANCE, JANUARY 1, 1994              2,365,981    $5,914,952    $7,687,129    $  1,204,886       ($48,097)      $14,758,870

Net income                                                                        1,455,653                        1,455,653
Conversion of 8.25% Debentures          120,000       300,000     1,200,000                                        1,500,000
Exercise of stock options                 6,500        16,250        24,375                                           40,625
Stock issuances via dividend
   reinvestment plan and
   employee stock purchase plan           8,036        20,090        46,858                                           66,948
Cash dividends paid ($0.02 per share)                                              (146,202)                        (146,202)
Unrealized (loss) on available
    for sale securities                                                                           (793,987)         (793,987)

BALANCE, JUNE 30, 1994                2,500,517    $6,251,292    $8,958,362    $  2,514,337      ($793,987)      $16,930,004


BALANCE, JANUARY 1, 1993              2,347,573    $5,868,932    $7,611,858     ($1,305,427)                     $12,175,363

Net income                                                                        1,101,635                        1,101,635
Stock issuances via dividend
   reinvestment plan and
   employee stock purchase plan           8,578        21,446        31,385                                           52,831
Cash dividends paid ($0.06 per share)                                               (47,086)                         (47,086)

BALANCE, JUNE 30, 1993                2,356,151    $5,890,378    $7,643,243       ($250,878)                     $13,282,743

                      RHNB CORPORATION AND SUBSIDIARY
             NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS


          A.   Basis of Presentation

                    The interim consolidated financial statements
               include  the  accounts  of  RHNB  Corporation (the
               "Company")  and  its wholly owned subsidiary, Rock
               Hill National Bank (the "Bank").

                    In    the   opinion   of   management,   the
               accompanying interim consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position of the Company, the results of its operations for the three and six months ended June 30, 1994 and 1993, its cash flows for the six months ended June 30, 1994 and 1993 and the changes in its shareholders equity.

                    The  accounting  policies  followed  are  set
               forth  in  note  "1"  to the Company's 1993 Annual
               Report to Shareholders.

                    The  results  of  operations  for  the period
               ended June 30, 1994 are not necessarily indicative of the results expected for the full year.

                    Selected  prior  years  information  has been
               reclassified to conform with 1994 presentation.


          B.   Shareholders' Equity

                    During  the quarter ended June 30, 1994, $1.5
               million of the Company's 8.25% convertible subordinated debentures was converted by an institutional owner into 120,000 shares of the Company's common stock. Other minor issuances of stock were made pursuant to the Company's dividend reinvestment and employee stock purchase plans.
               The    accompanying  Statements  of  Changes  in
               Shareholders' Equity details these changes in the Company's capital during the period.

                                   ITEM 2

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS

          Review of Financial Position
          Overview

               On  June 22, 1994, RHNB Corporation announced that
          its  Board  of  Directors  had  reached an agreement in
          principle   under   which   NationsBank   Corporation
          (hereinafter  "NationsBank"),    would  acquire  the
          Company. The agreement calls for the exchange of the Company's common stock for the common stock of NationsBank at a ratio of .35 shares of NationsBank for each share of RHNB common stock. Based on the closing price of NationsBank common stock on that date, the per share value of the offer to the Company's shareholders
          was  approximately  $18.42.    On  July  8,  1994,  a
          definitive agreement was executed by both parties. To be consummated, the proposed acquisition of the Company must be approved by at least two thirds of its shareholders as well as several regulatory authorities.


               The Company continued to experience excellent performance during the second quarter of 1994. For the quarter ended June 30, 1994, the Company's earnings increased approximately $60 thousand or 10.7%, to $615 thousand or $0.26 per share as compared with $556 thousand or $0.24 per share during the same period in 1993. During the first six months of 1994, earnings increased $354 thousand or 32.1%, to $1.46 million or $0.61 per share as compared with $1.1 million or $0.47 per share during the first six months of 1993. Two significant non-recurring expense items were recorded during the second quarter of 1994. The first of these items was $125 thousand in legal and investment banking fees directly related to the sale of the Company. The second item consisted of a breakage fee totaling $68.5 thousand. This fee was incurred when $1.5 million of the Company's 8.25% convertible subordinated debentures was converted into 120 thousand shares of common stock. The Company cancelled $1.5 million of the $6 million swap associated with hedging the interest rate risk of the convertible debt and incurred the $68 thousand breakage fee with the interest rate swap conterparty.

               The Company's balance sheet remained relatively stable throughout the second quarter, as did its interest margins. No significant impact was noted on deposit or loan portfolios as a result of the announced
          acquisition  of  the  Company.    However,  as  the
          consummation of this transaction nears, it is possible that the Company may experience some run off of loan or deposit accounts.


          Balance Sheet Analysis

               The Company's total assets at June 30, 1994 remained relatively unchanged as compared with December 31, 1993, declining approximately $1.6 million or less
          than  1%.    Gross loans
          increased $5.8 million or 3.2%
          during the first six months of 1994. The majority of this growth has occurred in commercial and commercial real estate loans. With the substantial increases in interest rates during this period, consumer loan originations, particularly mortgage loan originations, slowed substantially.

               During the second quarter, a decision was made to reclassify approximately $20 million of the Company's mortgage backed securities from "available for sale" to "held to maturity". The original decision to classify these assets as "available for sale" was made primarily as a result of uncertainty surrounding regulatory interpretation of FAS 115 "Accounting for Investments in Debt Securities". During the period, clarifications were made by the Company's primary regulator as to specific interpretations of certain issues contained within FAS 115. As a result, management determined the reclassification of certain securities to be appropriate since the Company had both the intent and ability to hold these instruments until maturity.

                 Fixed assets increased during the first six months of 1994 primarily as a result of two events. During the period, the Company completed the installation of its new ATMs, placing a total of eight new machines in service over the six month duration of this project. The second event was the purchase of a leased branch facility of the Company.

               At December 31, 1993, the Company had approximately $6.3 million in securities which were sold but for which sales had not settled. The subsequent settlement of these securities sales resulted in the decline in funds due from brokers. The Company's other assets increased approximately $690 thousand at June 30, 1994 as compared with December 31, 1993. This increase resulted principally from the increase in tax benefits generated from the mark to market adjustment of the Company's available for sale securities portfolio.

               Total deposits increased nearly $9 million during the first six months of 1994. Transaction accounts as well as certificates of deposit increased during the period. Primarily as a result of increases in commercial depositors, both the dollar amount and item processing count of the Company's transaction accounts increased during 1994. Certificates of deposit over $100 thousand decreased $5.1 million during the period primarily as a result of withdrawals by a few large municipal customers. Conversely, retail certificates, those under $100 thousand, increased $7.6 million primarily as a result of increased sales emphasis and changes in the Company's deposit pricing policies.


          Asset Quality / Provision and Allowance For Loan Losses

               The Company's asset quality continued to improve during the first two quarters of 1994. Classified assets (those graded substandard or worse plus one significant credit currently on non-accruing status but not graded as substandard or worse) declined $2.3 million or 14.9%. Classified assets at June 30, 1994 totaled $13.1 million or approximately 60.1% of the Company's equity plus allowance for loan losses.

               At June 30, 1994, the Company's $12.2 million in classified assets were comprised of loans graded as substandard and doubtful of $9.9 million and $404 thousand, respectively, as well as $644 thousand in foreclosed properties and $2.2 million in a non-accruing loan graded better than substandard.

               During the first six months of 1994, the Company experienced net recoveries and provided only $20 thousand for possible loan losses during the period. This compares with a provision of $473 thousand for the same period during 1993. Management expects that the continued improvement in the Company's asset quality will be manifest in the form of minimal provisions for loan losses for the remainder of 1994.

               During the first six months of 1994, the Company recorded no individual loan charge-offs which exceeded
          $200,000.




          Results of Operations
          For the Quarters Ended June 30, 1994 and 1993

               As noted above, the Company's earnings increased approximately 10.7% during the second quarter of 1994 as compared with the same period in 1993. Net interest income increased $208 thousand or 7.5% during the period as compared with the same period in 1993. This resulted primarily from increases in loan volume and continuing emphasis on limiting increases in the
          Company's  cost  of  funds.    Net  interest  margins
          continued at favorable levels during the second quarter. However, this condition may moderate by the end of 1994, depending upon further changes in interest rates.

               As the Company's asset quality has continued to improve, loan charge offs have declined and have resulted in a corresponding decrease in provisions for loan losses. During the second quarter of 1994, no provision for loan losses was made. The Company's analysis of the adequacy of its allowance for loan losses at June 30, 1994 indicated that the allowance was sufficient to absorb any known or anticipated losses within the loan portfolio without further provisions. In addition to this evaluation, the Company experienced net recoveries during the quarter which further enhanced the adequacy of the allowance.

               The Company experienced a significant increase in total non-interest income during the second quarter of 1994 compared with 1993. This increase of $121 thousand or 18.2% resulted principally from three items. Nearly 45% of the increase was attributable to increases in fees from deposit accounts. This increase was driven primarily by increases in transaction account volume. Approximately $16 thousand of the increase resulted from the sale of securities during the period. Commissions from the sale of mutual funds and annuities accounted for most of the remaining increase in non-interest income.

               Non-interest expense increased approximately $353 thousand during the second quarter as compared with the same period in 1993. The majority of this increase resulted from an increase of approximately $76 thousand in personnel costs, $125 thousand in legal and consulting costs associated with the sale of the Company and the $68 thousand interest rate swap breakage fee discussed previously.

               The Company's tax expense increased substantially during the second quarter of 1994 as compared with 1993. The Company expects to utilize its remaining tax loss carryforwards during 1994 and as such, has estimated its tax liability during 1994 to accrue at a rate of approximately 22%.


          For the Six Months Ended June 30, 1994 and 1993

               Earnings for the first six months of 1994 increased $354 thousand or 32.1% as compared to the corresponding period in 1993. Net interest income increased $392 thousand or 7.2% during the first six months of 1994 as compared with the same period in 1993. As noted above, the improving credit quality of the Company's loan portfolio has minimized provisions for loan losses during 1994. Consequently, only $20 thousand has been provided for possible loan losses during the first two quarters of 1994, compared with $473 thousand in the first six months of 1993. As a result, net interest income after provision for loan losses increased $845 thousand or 16.9% during the first six months of 1994.

               Non-interest  income  increased  $165  thousand or
          11.9% during the first six months of 1994. This increase resulted principally from increases in deposit related fees totaling $102 thousand and $117 in miscellaneous fees, predominately from the sale of mutual funds and annuities.

               The Company's non-interest expense increased $203 thousand during the period. Of this amount, a subtantial portion was attributed to direct and indirect costs associated with the sale of the Company which were incurred during the second quarter.
          Additionally, normal salary increases resulted in an increase in personnel expense of $96 thousand or 3.6% during the first six months of 1994 as compared with the same period in 1993.


          Capital Resources and Liquidity

               The Company and its banking subsidiary maintained capital ratios above the minimums prescribed by regulatory authorities throughout the period. At June 30, 1994, tier I, tier II and leverage capital ratios for the Company were calculated to be 8.26%, 11.72% and 6.51%, respectively. Comparable ratios for the Bank were 9.94%, 11.63% and 8.38% respectively.


               As a result of the scheduled payment on the Company's note payable, the balance of this debt was reduced to $350,000 at June 30, 1994. The Company continues to expect the liquidation of the loans retained at the parent company level to provide the majority of the funds necessary to fully retire this debt.

               As previously noted, $1.5 million of the Company's 8.25% convertible subordinated debentures were converted into 120,000 shares of common stock during the second quarter. These shares represent approximately 4.8% of the outstanding common stock of the Company after conversion.

               During the first three months of 1994, the Bank's liquidity remained at or above the levels targeted by management. At June 30, 1994, the Company's liquidity and cash levels were considered sufficient to provide for all known or anticipated cash demands on the Company.

                                  Part II
                             Other Information


          Item 1.   Legal Proceedings.
                    No events required to be disclosed under this item have occurred.

          Item 2.   Changes in Securities.
                    No events required to be disclosed under this item have occurred.

          Item 3.   Defaults Upon Senior Securities.
                    No events required to be disclosed under this item have occurred.

          Item 4.   Items Submitted for Shareholder Vote.

                    The Company's Annual Shareholders' meeting was conducted on May 5, 1994. Matters upon which shareholders voted included:

                    1) Election of Directors for three year terms:

                                                        For           Withheld

                         O. T. Culp, Jr.             1,756,329         6,499


                         Ralph W. Norman             1,748,963        13,865

                         William S. Stephenson       1,756,474         6,354


                         Elvin F. Walker             1,753,880         8,948

                    2)   Approval  of  the  Company's  1994 Stock
                         Option Plan.

                         For: 1,740,818    Against: 22,425   Abstain: 10,853

                    3)   Ratification  of  the  appointment  of
                         KPMG/Peat   Marwick   as   independent
                         accountants for the Company for the fiscal year ending December 31, 1994.

                         For: 1,766,086    Against: 2,820

          Item 5.   Other Information.

                    (a) On April 15, 1994, C. John Hipp, III, President of RHNB Corporation and Rock Hill National Bank, left the employ of the Company. Effective that date, Michael F. Gooding, Jr. became President of the Company.

                    (b)  On  May  25,  1994, the formal agreement
                         between  the  Company  and  the  Federal
                         Reserve  was  terminated.    The  formal
                         agreement between the Company and the Office of the Comptroller of the Currency had earlier been terminated on March 24, 1994.


          Item 6.   Exhibits and Reports on Form 8-K.
                    (a)  Exhibits.

                    (a)  l         -    Definitive  Agreement  by  and
                                        between the Company and NationsBank
                                        Corporation dated July 8, 1994.


               (b)  Reports on Form 8-K.
                         On  June  24, 1994, a report on Form 8-K
                         was  filed  with  the  Commission.  This
                         filing   provided  notification  of  the
                         agreement  entered into on June 22, 1994
                         by   and   between   the   Company   and
                         NationsBank   Corporation,  whereby  the
                         Company's  Board  of Directors agreed in
                         principle  to acquisition of the Company
                         by NationsBank.  The agreement calls for
                         the  exchange  of  each  share  of   the
                         Company's common stock for .35 shares of NationsBank's common stock.

                                 SIGNATURES


               Pursuant  to  the  requirements  of the Securities
          Exchange Act of 1934, the registrant has duly caused this report to the signed on its behalf by the undersigned thereunto duly authorized.



                              RHNB Corporation



  Dated:  August 12, 1994    /s/ Michael F. Gooding
                              Michael F. Gooding, President



                              /s/ Gregory L. Gibson
                              Gregory L. Gibson, Sr. Vice President
                              and Chief Financial Officer